SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 14D-9

SOLICITATION/RECOMMENDATION STATEMENT
UNDER SECTION 14(d)(4) OF THE
SECURITIES EXCHANGE ACT OF 1934

(Amendment No.     )

Christopher & Banks Corporation

(Name of Subject Company)

Christopher & Banks Corporation

(Names of Persons Filing Statement)

Common stock, $0.01 par value

(Title of Class of Securities)

171046105

(CUSIP Number of Class of Securities)

Luke R. Komarek

Senior Vice President & General Counsel

Christopher & Banks Corporation

2400 Xenium Lane North
Plymouth, MN  55441

(763) 551-5000

(Name, address and telephone number of person authorized to receive notices and communications on behalf of the persons filing statement)

With copies to:

Robert A. Rosenbaum
Jonathan A. Van Horn

Dorsey & Whitney LLP

50 S. Sixth Street, Suite 1500

Minneapolis, MN  55402

(612) 340-2600

☒     Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

On July 6, 2012, the Company issued the following press release:

FOR IMMEDIATE RELEASE

2400 Xenium Lane North, Plymouth, MN 55441 • (763) 551-5000 • www.christopherandbanks.com

FOR:	Christopher & Banks Corporation

COMPANY CONTACT:	Peter G. Michielutti
Senior Vice President
Chief Financial Officer
(763) 551-5000

INVESTOR RELATIONS CONTACT:	Investor Relations:
Jean Fontana
ICR, Inc.
(203) 682-8200

Christopher & Banks Rejects Unsolicited Proposal as Not in the Best Interest of Stockholders

Board Reaffirms Commitment to Management’s Merchandising and Marketing Initiatives Underway

Board Takes Steps to Support Business Transformation Plan

MINNEAPOLIS —JULY 6 — Christopher & Banks Corporation (NYSE: CBK), a specialty women’s apparel retailer, today announced that the Board of Directors, after careful consideration, with the assistance of  its outside financial and legal advisors, has rejected Aria Partners’ unsolicited proposal to acquire all outstanding stock of the Company for $1.75 per share. The Board has also reaffirmed its commitment to its new management team’s strategic plan, which has already begun to demonstrate signs of progress.

The Company’s Board of Directors believes that the current merchandising and marketing strategies have brought stability to and energized the organization, and are expected to deliver improved sales, margin, and cash flow performance in the second half of fiscal 2012 and beyond. While only a small portion of the current merchandise reflects the new strategy, the Company has begun to see a favorable response to new product, as well as to marketing initiatives aimed at driving traffic and sales. After careful review and consideration of the Aria Partners proposal, the Board, which is comprised entirely of independent directors, concluded that the proposal does not reflect the full, long-term value stockholders are expected to receive from continued focus on the current strategy. Therefore, the proposal is not in the best interests of Christopher & Banks and its stockholders.

Management’s Merchandising and Marketing Initiatives Being Implemented

The four priorities previously laid out by the Company include:

1.               Reducing the number of styles and SKUs offered in the fall 2012 deliveries and rebalancing the assortment toward more good and better product offerings with fewer best styles;

2.               Offering an improved price/value proposition for fall with more attractive opening price points and reducing the variety of ticket prices;

3.               Improving inventory flow beginning with the September assortment by reducing the number of major floor sets by half, while maintaining freshness with deliveries between sets; and

4.               Developing an enhanced promotional strategy with more targeted, unique promotions and fewer storewide events.

The Board believes continued focus on the plan will yield improved sales, margins, and cash flow going forward and best serves the interests of its stockholders.

Stockholder Rights Plan and Management Retention Plan Adopted to Support the Turnaround Strategy Underway

In order to support management’s efforts to stabilize the business and to provide sufficient time for the turnaround underway, the Board has adopted a stockholder rights plan.  The plan is designed to deter coercive or unfair takeover tactics including the accumulation of shares in the open market or through private transactions and to prevent an acquirer from gaining control of the Company without offering a fair and adequate price to all of the Company’s stockholders. To implement the rights plan, the Board authorized the distribution of one right for each outstanding share of common stock of the Company to holders of record as of the close of business on July 16, 2012.  The rights will expire on July 5, 2014.

The rights will initially trade only with the shares of common stock to which they are attached, and generally become exercisable only if an acquiring person accumulates “beneficial ownership” (as defined in the Plan) of 15% or more of the Company’s outstanding common stock.  At such time, each right will entitle the stockholder (other than the acquiring person) to purchase shares of the Company’s preferred stock or, in some circumstances, shares of the acquiring person’s senior voting stock (as defined in the Plan), having a value equal to twice the exercise price of the right (initially, $8.25  per right).

The Board has also adopted a Management Retention Plan for key members of management to allow them to remain fully engaged on the Company’s turnaround strategy and focused on driving improved performance at the Company for the benefit of the Company’s stockholders.

Additional details regarding the rights plan and the retention plan, including copies of each plan, will be outlined in the Company’s filings with the Securities and Exchange Commission.  These filings will be available on the SEC’s website at www.sec.gov.  In addition, the Company will make available to its stockholders, upon request and at no charge to them, a “Summary of the Rights” (a copy of which will also be filed with the SEC) that describes the material terms of the rights plan.

Piper Jaffray & Co. is acting as financial advisor and Dorsey & Whitney LLP is acting as legal advisor.

About Christopher & Banks

Christopher & Banks Corporation is a Minneapolis-based specialty retailer of women’s clothing. As of July 5, 2012, the Company operates 658 stores in 44 states consisting of 389 Christopher & Banks stores, 179 stores in their women’s plus size clothing division CJ Banks, 65 dual stores and 25 outlet stores. The Company also operates the www.ChristopherandBanks.com and www.CJBanks.com e-commerce websites.

Additional Information and Where to Find It

This communication does not constitute an offer to buy or solicitation of an offer to sell any securities. No tender offer for the shares of Christopher & Banks Corporation (the “Company”) has commenced at this time. If a tender offer is commenced, the Company will file a solicitation/recommendation statement on Schedule 14D-9 with the U.S. Securities and Exchange Commission (“SEC”).  INVESTORS AND STOCKHOLDERS OF THE COMPANY ARE URGED TO READ THESE AND OTHER DOCUMENTS FILED WITH THE SEC CAREFULLY IN THEIR ENTIRETY IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION.  Investors and stockholders will be able to obtain free copies of these documents (if and when available) and other documents filed with the SEC by the Company through the web site maintained by the SEC at http://www.sec.gov.  In addition, documents filed with the SEC by the Company may be obtained free of charge by contacting Luke Komarek, Corporate Secretary at 763-551-5000.

Forward-Looking Statements

Certain statements in this press release are forward-looking statements. The forward-looking statements may use the words “expect”, “anticipate”, “plan”, “intend”, “project”, “believe” and similar expressions and include statements (i) that the current merchandising and marketing strategies have brought stability to and energized the organization, and are expected to deliver improved sales, margin, and cash flow performance in the second half of fiscal 2012 and beyond; (ii) that the Company is reducing the number of styles and SKUs offered in its fall 2012 deliveries and rebalancing the assortment toward more good and better product offerings with fewer best styles; (iii) that the Company plans to offer an improved price/value proposition for fall with more attractive opening price points and reducing the variety of ticket prices; (iv) that the Company is improving inventory flow beginning with the September assortment by reducing the number of major floor sets by half, while maintaining freshness with deliveries between sets; (v) that the Company is developing an enhanced promotional strategy with more targeted, unique promotions and fewer storewide events; and (vi) that the Board believes continued focus on the plan will yield improved sales, margins, and cash flow going forward and best serves the interests of its stockholders. These statements are based on management’s current expectations and are subject to a number of uncertainties and risks, as well as assumptions that, if they do not fully materialize or prove incorrect, could cause our actual results to differ materially from those expressed or implied by the forward-looking statements. Important factors that could cause actual results to differ materially from estimates or projections contained in the forward-looking statements include, but are not limited to: (i) the inherent difficulty in forecasting consumer buying and retail traffic patterns which may be affected by factors beyond our control, such as a weakness in overall consumer demand; adverse weather, economic or political conditions; and shifts in consumer tastes or spending habits that result in reduced sales; (ii) lack of acceptance of the Company’s fashions, including its seasonal fashions; (iii) the ability of the Company’s infrastructure and systems to adequately support our operations; (iv) the effectiveness of the Company’s brand awareness, marketing programs and efforts to enhance the in-store experience; (v) the possibility that, because of poor customer response to our merchandise, management may determine it is necessary to sell merchandise at lower than expected margins or at a loss; (vi) the failure to successfully implement the Company’s strategic and tactical plans; (vii) general economic conditions could lead to a reduction in store traffic and in consumer spending on women’s apparel; (viii) fluctuations in the levels of the Company’s sales, expenses or earnings; and (ix) risks associated with the performance and operations of the Company’s Internet operations.

Readers are cautioned not to place undue reliance on these forward-looking statements which are based on current expectations and speak only as of the date of this release. The Company does not assume any obligation to update or revise any forward-looking statement at any time for any reason.

Certain other factors that may cause actual results to differ from such forward-looking statements are included in the Company’s periodic reports filed with the Securities and Exchange Commission and available on the Company’s website under “Investor Relations” and you are urged to carefully consider all such factors.